

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

July 16, 2010

Mr. William LaPerch
Chief Executive Officer
AboveNet, Inc.
360 Hamilton Avenue
White Plains, New York 10601

**Re: AboveNet, Inc.
          Annual Report on Form 10-K for the fiscal year ended December 31, 2009
          Filed March 26, 2010, File No. 0-23269**

Dear Mr. LaPerch:

We have completed our review of your annual report on Form 10-K, and related filings, and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director